                                                                REDACTED VERSION
                                                                ----------------

                                  July 21, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.                                 DIRECT DIAL: 212.451.2220
Washington, D.C. 20549-0404                       EMAIL: RFRIEDMAN@OLSHANLAW.COM
Attention: Brian V. McAllister

                Re:  RESPONSE OF EVERLAST WORLDWIDE, INC. (THE "COMPANY")
                     COMMENT LETTER TO FORM 10-K (SEC FILE NO. 0-25918)

Ladies and Gentlemen:

            We acknowledge  receipt of the letter of comment dated July 11, 2005 from the  Securities  and Exchange  Commission  (the  "COMMISSION  LETTER") with regards to our response dated June 20, 2005 to your comment letter dated June 1,
2005. We have  reviewed the letter with the Company and the  Company's  auditors and the following reflect the Company's  responses to the Commission Letter. The section and page number references below refer to the Company's annual report on
Form  10-K  (the  "Annual  Report")  filed  with  the  Securities  and  Exchange
Commission  on March 28, 2005.  The  responses are numbered to coincide with the numbering of the comments in the Commission Letter.

            INDEPENDENT REGISTERED AUDITOR'S REPORT, PAGE 1-F

1.          We note your response to comment 6 in our letter dated June 1, 2005.
            Please clarify your reference to our records in your response. As of
            June  22,  2005,  the  Public  Company  Accounting  Oversight  Board
            ("PCAOB")  has Berenson and Company LLP as a registered  independent accounting  firm.  It does not  list  Berenson  LLP as a  registered public  accounting firm or state there is a pending  application for the  entity.  Please  tell  us  why  you  believe  your  independent accountant  is  registered  with the  PCAOB  and why your  auditor's report is compliant with Rule 2-01(f)(1) of Regulation S-X.

            OUR RESPONSE:

                 The PCAOB has updated their records to reflect the correct name of Berenson LLP.

July 21, 2005

CONSOLIDATED BALANCE SHEETS, PAGE 2-F

2.          We note your response to comment 7 in our letter dated June 1, 2005.
            In future filings please provide a  reconciliation  of your accounts receivables  assigned to factor,  advances  from factor,  amount due
            from  (to)  factor,   unfactored   accounts   receivable   subtotal,
            allowanced for doubtful  accounts and net accounts  receivable as of your balance sheet dates. In your response, please show us what your revised disclosure will look like.

            OUR RESPONSE

                 For future filings, the following  reconciliation is an example of our reconciliation of the Company's accounts  receivable assigned to factor, advances from factor, amount due from factor, nonfactored
            accounts   receivable  and  allowance  for  doubtful   accounts  and
            chargebacks are as follows:

                                                 As of              As of
                                           December 31, 2004    December 31, 2003

Outstanding Borrowings from                   $ 18,600,000         $ 14,509,000
Factor                                        ------------         ------------

Outstanding  Accounts                         $  7,559,000         $  7,826,000
Receivable Assigned to Factor

Reserve for Chargebacks                           (275,000)            (215,000)
                                              ------------         ------------
Net Outstanding Accounts                         7,284,000            7,611,000
Receivable Assigned to Factor                 ------------         ------------

Net Due to Factor                             $ 11,316,000         $  6,898,000
                                              ------------         ------------

Nonfactored accounts and                      $  9,791,000         $  8,818,000
licensing receivables                         ------------         ------------

Allowance for Doubtful                             (10,000)            (412,000)
Accounts                                      ------------         ------------

Net Nonfactored Accounts and                  $  9,781,000         $  8,406,000
Licensing Receivables                         ------------         ------------

3.          We further note that you record the assigned accounts  receivable as a sale and also believe the entire factor  transaction can be viewed as a financing  transaction.  In this regard,  cash inflows from the transfer of  receivables  arising from the sale of goods or services

July 21, 2005

            that  qualify  for  sale  accounting  are  generally  classified  as operating cash inflows.  Reference is made to paragraph 22(a) of FAS
            95. Please clarify and advise as of the accounting  basis supporting your net reporting or revise.

OUR RESPONSE

            The Company  concurs with the Staff's  position and will  reclassify its statements of cash flows.  Exhibit 1 attached  hereto shows the revised cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 7-F

4.          We note your  response  to comment  10 in our  letter  dated June 1,
            2005.  It is not  evident  that  performance  of the  company is not assessed  based on  different  components  of the  company  and that financial  information  about  these  components  is not  available.
            Please  identify  which  person or  personnel  are  responsible  for directly  allocating  resources to and assessing the  performance of your apparel, sporting goods and/or licensing activities and provide us with a copy of all existing  reports which  summarize and present your business  activities to your chief operating decision maker(s).
            We may have further comment.

OUR RESPONSE

            As has been the case since the  Company  acquired  Everlast  World's
Boxing Headquarters Corp. in 2000, the Company's chief decision-maker, its Chief
Executive  Officer,  has been the  individual  solely  responsible  for directly allocating resources to, and assessing the performance of the apparel,  sporting goods,  and licensing  activities.  The largest  category of operating  overhead since the  acquisition has been  advertising  and promotion.  This commitment to building brand awareness and improving the public's  perception  about the sport of  boxing  has been a focus  that is not at all  specific  to any of the  three aforementioned  activities.  One example would be the Company  providing  boxing equipment  and related  apparel to a major movie  studio for an upcoming  movie.
This particular  expenditure is made solely to build brand awareness and clearly benefits all three  activities.  Another  example,  as discussed in our previous response,  was the Company's  decision to license its women's apparel instead of continuing  to sell it on its own.  This was not an exit of the women's  apparel business,  but merely a different approach to selling this product.  This rather significant  decision  was made to  benefit  the  Company as a whole and not one particular  segment.  Attached  hereto  as  Exhibit  2  (confidential  treatment requested) are certain financial  information that the Company's Chief Executive
Officer reviews during the year to help make informative financial decisions.

July 21, 2005

RESTRUCTURING AND NON-RECURRING CHARGES, PAGE 13-F

5.          We note your  response  to comment  14 in our  letter  dated June 1,
            2005. Please clarify your reference to EITF No. 96-9 which discusses the required  statement of operations  classification  for inventory markdowns.  Costs  associated with a restructuring  activity that do not  meet  the  conditions  in  paragraph  2 of  SFAS  No.  146  are incremental period costs and shall not be recognized before they are incurred.  See paragraph 17 of SFAS No. 146. Please advise or revise to reflect $1 million of  non-recurring  idle  capacity  and product coordination  costs  in the  periods  they  are  incurred.  In  your response,  please  show us what your  revised  disclosure  will look like.

OUR RESPONSE

            The product discontinuance costs are largely separate and apart from any  factor  the market  may have had on these  products.  However,  since it is difficult  to  distinguish  the markdown  attributable  to a decision to exit an activity from a markdown attributable to market factors, the Company agrees with the SEC's  position in EITF 96-9 to classify  the  write-down  as a component of cost of goods sold.

            All  costs  associated  with  this  disposal  activity  do meet  the conditions  of  paragraph  2  of  SFAS  No.  146.  These  costs  included  lease termination expenses which related to the Bronx, New York rent for the months of
January through April 2004,  whereby the "cease-use"  date was during  December,
2003.  These  costs  also  included  employee  severance  for  those  terminated employees whose service to the Company ended prior to December 31, 2003. Another significant  component of these  restructuring and non-recurring  charges is the factory labor and related  overhead as it relates to idle capacity.  These labor and  overhead  costs  were  incurred  in 2003 as the  Company  transitioned  its production to Moberly, Missouri. None of these labor and overhead costs extended into 2004. The last of these costs associated with the disposal  activity is the inventory  write-downs  discussed above.  These inventory items were either sold off, discarded, or written down to their net realizable values prior to December
31, 2003.

July 21, 2005

            Please direct any questions or comments  concerning this response to
Gary J. Dailey at (212) 239-0990 or to the undersigned at (212) 451-2220.

                                           Very truly yours,

                                           /s/ Robert H. Friedman
                                           ----------------------
                                           Robert H. Friedman

cc:  George Horowitz
     Gary J. Dailey

                                                              EXHIBIT 1
                                              EVERLAST WORLDWIDE INC. AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           Years ended December 31,
                                                  ------------------------------------------
                                                      2004            2003          2002
                                                  -----------    -----------    ------------
Cash flows from operating activities:
 Net income (loss)                                $(1,027,000)   $  (955,000)   $ 2,448,000
 Adjustments to reconcile net income (loss) to
  net cash (used in) provided by operating
  activities:
    Bad debts                                            --          136,000         52,000
    Depreciation                                      537,000        534,000        559,000
    Amortization                                    1,389,000      1,062,000        913,000
    (Increase) decrease in cash surrender value
    of
     life insurance policies                             --             --          (93,000)
    Interest income on restricted cash                (13,000)       (11,000)        (4,000)
    Deferred income taxes                                --             --          (84,000)
    Non-cash restructuring and non-recurring
    charges, including related inventory charge          --        1,157,000           --
    Changes in assets (increase) decrease:
     Accounts receivable                           (1,048,000)    (1,101,000)    (1,539,000)
     Inventories                                   (1,770,000)      (584,000)     1,201,000
     Prepaid expenses and other current assets        186,000       (338,000)       151,000
     Other assets                                    (111,000)       (74,000)      (277,000)
    Changes in liabilities increase (decrease):
     Accounts payable, income taxes payable
      and
      accrued expenses and other liabilities          423,000      1,238,000     (1,641,000)
     License deposits payable                        (129,000)         5,000       (124,000)
                                                  -----------    -----------    ------------
        Net cash (used) provided by operating
        activities                                 (1,563,000)     1,069,000      1,562,000
                                                  -----------    -----------    ------------

Cash flows from investing activities:
 Proceeds from sale of marketable securities             --          309,000           --
 Acquisition of property and equipment               (531,000)      (268,000)      (729,000)
                                                  -----------    -----------    ------------
        Net cash (used) provided by investing
        activities                                   (531,000)        41,000       (729,000)
                                                  -----------    -----------    ------------

Cash flows from financing activities:
  Proceeds from long-term debt                           --             --        3,516,000
  Repayment of long-term debt                        (310,000)      (389,000)      (146,000)
  Increase in advances from factor                  4,091,000      3,803,000      2,908,000
  Redemption of participating preferred stock      (3,000,000)    (3,000,000)    (5,000,000)
  Issuance of common stock in connection with
   exercise
    of options                                        125,000         34,000         21,000
   Financing costs in connection with preferred
   stock refinance                                   (100,000)      (700,000)          --
   Payment of preferred stock dividend                   --       (1,451,000)    (1,702,000)
   Restricted cash                                       --             --       (1,000,000)
                                                  -----------    -----------    ------------
        Net cash provided (used) by financing
        activities                                    806,000     (1,703,000)    (1,403,000)
                                                  -----------    -----------    ------------
Net decrease in cash and cash equivalents          (1,288,000)      (593,000)      (570,000)
Cash and cash equivalents, beginning of year        1,937,000      2,530,000      3,100,000
                                                  -----------    -----------    ------------
Cash and cash equivalents, end of year            $   649,000    $ 1,937,000    $ 2,530,000
                                                  ===========    ===========    ============

EVERLAST HARDGOODS BACKLOG                                               6-JAN-04

                                                                                 ShipmentS                        12/1-12/31
                                                                                 ---------                        ----------
Month                            Sales 01     Sales 02    Sales 03    Sales 04
                                 ---------    ---------   ---------   ---------
January                          1,479,983    2,545,982   1,299,454   2,045,117  Missouri                         2,492,209
February                         1,504,938    1,733,727   1,209,302   1,558,764  Foreign                             71,409
                                                                                                              --------------
March                            1,476,754    2,054,338   1,238,256   1,558,443  TOTAL                            2,563,618
---------------------------------------------------------------------------------------------------------------------------
1st Qtr Total                    4,461,675    6,334,047   3,747,012   5,162,324
                                                                                 Total Open  US SO
                                                                                 -----------------
April                            1,046,547    1,242,706   1,205,023   1,450,508
May                              1,733,089    1,463,311   1,421,231   1,609,119  DUE AT ONCE
June                             1,585,847    1,511,590   1,568,893   1,445,436
---------------------------------------------------------------------------------------------------------------------------
2nd Qtr Total                    4,365,483    4,217,607   4,195,147   4,505,063  TOTAL DECEMBER                   2,563,618

July                             1,836,110    2,390,059   1,539,517   1,502,489
August                           1,971,603    2,619,591   1,991,023   2,206,035
September                        2,053,269    2,195,604   2,645,140   2,408,057
--------------------------------------------------------------------------------
3RD Qtr Total                    5,860,982    7,205,254   6,175,680   6,116,581                               -------------
                                                                                 Total Backlog                    1,165,181
October                          2,207,548    3,115,602   3,286,574   3,129,764
November                         2,197,854    3,201,252   3,062,382   3,117,686
December                         2,676,185    2,517,401   2,403,526   2,563,618
--------------------------------------------------------------------------------
4th Qtr Total                    7,081,587    8,834,255   8,752,482   8,811,068

Gross Total                     21,769,727   26,591,163  22,870,321  24,595,036

JAN 05 TOTAL                       986,404
FEB 05 TOTAL                        81,780
MAR 05 TOTAL                        96,997

                                   EXHIBIT 2

          CONFIDENTIAL TREATMENT REQUESTED BY EVERLAST WORLDWIDE, INC.

                           IDENTIFYING NUMBER: 72505

                           IDENTIFYING CODE: RESPEX-2